UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                  HACH COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    40450410
                                 (CUSIP Number)

                               Richard D. Nordman
                           Lawter International, Inc.
                   990 Skokie Boulevard, Northbrook, IL 60062
                                 (708) 498-4700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 30, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40450410

1   NAME OF REPORTING PERSON/S. S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON:  LAWTER INTERNATIONAL, INC./36-1370818
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         a  ( )     b  ( )
3   SEC USE ONLY
4   SOURCE OF FUNDS:  WC/00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e):     ( )
6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7   SOLE VOTING POWER:            3,157,220
8   SHARED VOTING POWER:                  0
9   SOLE DISPOSITIVE POWER:       3,157,220
10  SHARED DISPOSITIVE POWER:             0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,157,220 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         ( )
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  27.8%
14  TYPE OF REPORTING PERSON:     CO

CUSIP NO. 40450410

                                  Introduction

     This Amendment No. 6 relates to the Schedule 13D filed on January 4, 1985, by Lawter International, Inc. ("Lawter"), with respect to the shares of the Common Stock, $1.00 par value (the "Common Stock"), of Hach Company, a Delaware corporation (the "Company"), as previously amended (the "Schedule 13D"). All terms used herein, unless otherwise defined, shall have the same meaning as in the Schedule 13D. This Amendment supplements the aforementioned Schedule 13D and should be read in conjunction therewith.

Item 4.   Purpose of Transaction.

          On August 30, 1995, Lawter announced that it had delivered a letter to Kathryn Hach-Darrow, the Chairman of the Company, stating that Lawter was prepared to acquire the business of the Company through a cash merger in which each of the shares of Common Stock of the Company not already owned by Lawter would be exchanged for $21.00 per share in cash. There are approximately 11,370,000 shares of Common Stock of the Company outstanding. Lawter currently owns 3,157,220 shares of Common Stock of the Company, representing approximately 27.8% of the shares outstanding. Lawter's proposal is subject to certain conditions, including the negotiation and execution of a definitive agreement and the receipt of a fairness opinion from Lawter's investment bankers. The proposed merger would also require approval by the holders of at least 80% of the Common Stock of the Company. Mrs. Hach-Darrow currently owns approximately 40.8% of the Common Stock of the Company.

          The foregoing description of Lawter's letter to the Company is qualified in its entirety by reference to the letter, a copy of which is attached as Exhibit 1 to this Amendment and incorporated herein by reference.

          If Lawter and the Company are unable to reach an agreement based on Lawter's proposal, Lawter expects to review its alternatives with respect to its investment in the Company. These alternatives may include, among other things, Lawter continuing to hold the Common Stock for investment purposes, or, alternatively, the sale by Lawter of any of its shares of the Company in the open market or in privately negotiated transactions to one or more purchasers.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Lawter has engaged the investment banking firm of Prudential Securities Incorporated ("Prudential Securities") to advise it with respect to the proposed transaction described in this Amendment. In connection with such engagement, Prudential Securities will receive customary fees for its services.

                                                                   Page
Item 7.   Material to be Filed as Exhibits.                      Number*

               1.  Letter dated August 29, 1995 from
          Daniel J. Terra, Chairman of Lawter International,
          Inc. to Kathryn Hach-Darrow, Chairman of Hach
          Company.                                                  5

               2.  Press release dated August 30, 1995.             8

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       LAWTER INTERNATIONAL, INC.


                                       By:/s/ Richard D. Nordman
                                          ----------------------
                                          Richard D. Nordman
                                          President

August 30, 1995

                                                                       Exhibit 1

                           LAWTER INTERNATIONAL, INC.
         990 Skokie Boulevard, Northbrook, IL 60062 - FAX 708-498-0068

                                August 29, 1995


Mrs. Kathryn Hach-Darrow
Chairman
Hach Company
5600 Lindbergh Drive
Loveland, Colorado  80537

                                 CONFIDENTIAL
                                 ------------

Dear Kathryn:

     This letter will confirm that Lawter International, Inc. ("Lawter") is prepared to acquire the business of Hach Company ("Hach") by means of a cash merger in which each of the 8,206,598 shares of Hach common stock identified in the 1995 Proxy Statement as representing all of the outstanding Hach common stock other than the 3,157,220 shares owned by Lawter would receive the consideration described in paragraph 1 under the conditions set forth below:

     1. Lawter proposes to pay $21.00 per share for each share of Hach common stock, $1.00 par value. Lawter assumes for the purpose hereof that the present capitalization of Hach consists of 11,363,818 shares of common stock outstanding.

     2. As you know, Lawter has not had an opportunity to verify any audited or unaudited financial statements of Hach nor has Lawter had an opportunity to have a current evaluation by its investment bankers, thus the proposed purchase price set forth above is subject to Lawter's verification of (i) audited financial statements for the years ended April 30, 1993, 1994 and 1995, and
(ii) receipt of a fairness opinion from Lawter's investment banker satisfactory to Lawter.

     3.   Lawter intends to continue operating Hach as an ongoing business.

     4. Separate covenants not to compete for certain key employees will have to be negotiated and agreed upon.

Mrs. Kathryn Hach-Darrow
August 29, 1995
Page 2

     5. Until this transaction is consummated, Hach will operate its business as presently conducted, will not engage in any transactions not in the ordinary course of business, and shall not declare or pay cash or stock dividends or stock splits on, or issue any rights with respect to, its common stock other than the regular quarterly cash dividends at the current rate.

     6. The parties will negotiate the further terms and conditions to be embodied in a Definitive Agreement. It is contemplated that in addition to the foregoing, this agreement would contain customary conditions, representations and warranties, and such other matters as the parties shall agree upon.

     7. Each party shall pay its own expenses in connection with this transaction.

     8. During the 90-day period commencing on the date of acceptance of this letter by Hach, Hach agrees that it will promptly inform Lawter of any proposals by any third party for the acquisition of all or any part of the business of Hach and that it will not enter into any such transaction in which all Hach stockholders are not treated equally.

     9. If a Definitive Agreement is not executed, all information provided by Hach to Lawter will be held in confidence and not disclosed to any person. All documents or summaries received thereby will be returned.

     This letter is intended to reflect only the general terms of Lawter's proposal, and, upon your signing, shall be deemed a Letter of Intent pursuant to which all parties shall be bound to negotiate in good faith the terms of a Definitive Agreement. It is acknowledged that additional negotiations of the essential terms of a Definitive Agreement are contemplated. No action shall be taken in reliance upon this letter other than those actions expressly authorized herein.

     If the foregoing proposal is acceptable, please indicate your acceptance thereof by executing the enclosed copy of this letter in the space provided and returning it to the undersigned. The proposal contained herein shall be deemed to be withdrawn by Lawter if your acceptance is not received by the undersigned prior to the close of business on September 13, 1995. If your acceptance is not received by that date, Lawter reserves the right to evaluate other available courses of action at that time, including communicating directly with Hach stockholders.

     Management of Lawter and its advisors would be happy to meet with the Hach Board of Directors, as well as the trustees of the Hach ESOP and 401(k), to discuss the proposed transaction, including the reasons for Lawter's belief that the proposed transaction represents an excellent opportunity for Hach stockholders.

Mrs. Kathryn Hach-Darrow
August 29, 1995
Page 3

     We look forward to a favorable response and to working with you and the employees of your fine organization.

                                          Very truly yours,


                                          Daniel J. Terra
                                          ---------------
                                          Daniel J. Terra
                                          Chairman
DJT vjp

Accepted:

HACH COMPANY


                                          Date:
- --------------------------------               -------------------------------
Kathryn Hach-Darrow, Chairman

                                                                       Exhibit 2

                           LAWTER INTERNATIONAL, INC.
         990 Skokie Boulevard, Northbrook, IL 60062 - FAX 708-498-0068

                                       For further information, please contact:
                                       Mr. Richard D. Nordman, President

NEWS RELEASE
- ------------
                 LAWTER INTERNATIONAL PROPOSES ACQUISITION OF HACH

     Northbrook, Illinois - August 30, 1995 - Lawter International, Inc. announced today that it had delivered a letter to Kathryn Hach-Darrow, Chairman of Hach Company, stating that Lawter is prepared to acquire the business of Hach through a cash merger in which each of the shares of Hach common stock not already owned by Lawter would be exchanged for $21.00 per share in cash. There is a total of approximately 11,370,000 shares of Hach common stock outstanding. Lawter currently owns 3,157,220 shares of Hach common stock, representing approximately 27.8% of the shares outstanding. Lawter's proposal is subject to certain conditions, including the negotiation and execution of a definitive agreement and the receipt of a fairness opinion from Lawter's investment bankers.

     Daniel J. Terra, Chairman and Chief Executive Officer of Lawter, stated "We believe that this proposed transaction, which represents a substantial premium over the current market price of Hach common stock, represents an excellent opportunity for Hach stockholders and employees. We also think that the proposed acquisition represents an excellent opportunity for Lawter to expand into a new dynamic market on a direct basis. Lawter has had an equity investment in Hach for over ten years and has consistently believed that the water testing and analysis markets are excellent growth opportunities for the future. Hach is a leader in its specialty field and has focused on niche areas to serve its customers and has a strong commitment to research and development as has Lawter. This would be a combination that would further strengthen two well-positioned companies."

     Hach, headquartered in Loveland, Colorado, is a specialty chemical company and a major manufacturer and distributor of laboratory instruments, process analyzers, test kits and chemical reagents used to analyze the chemical content and other properties of water and other aqueous solutions.

     Lawter, headquartered in Northbrook, Illinois, also a specialty chemical company with 24 facilities in 15 countries, is a major manufacturer and marketer of printing ink vehicles, specialty additives, synthetic resins, fluorescent colors and thermographic products to the graphic arts, coatings, adhesives and rubber compounding industries.

- --------------------------------------------------------------------------------
                              End Amendment No. 6
- --------------------------------------------------------------------------------

  [TYPE]     SC 13D/A
  [DESCRIPTION]     Amendment No. 5
- --------------------------------------------------------------------------------
                             Begin Amendment No. 5
- --------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                  HACH COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    40450410
                                 (CUSIP Number)

         Richard D. Nordman, 990 Skokie Boulevard, Northbrook, IL 60062
                                 (708) 498-4700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 15, 1993
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40450410

1   NAME OF REPORTING PERSON/S. S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON:  LAWTER INTERNATIONAL, INC./36-1370818
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         a  ( )     b  ( )
3   SEC USE ONLY
4   SOURCE OF FUNDS:  WC/00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e):     ( )
6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7   SOLE VOTING POWER:           2,525,779
8   SHARED VOTING POWER:                 0
9   SOLE DISPOSITIVE POWER:      2,525,779
10  SHARED DISPOSITIVE POWER:            0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,525,779 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         ( )
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     27.8%
14  TYPE OF REPORTING PERSON:     CO

CUSIP NO. 40450410

                                  Introduction

     This Amendment No. 5 relates to the Schedule 13D filed on January 4, 1985, by Lawter International, Inc. ("Lawter"), with respect to the shares of the Common Stock, $1.00 par value (the "Common Stock"), of Hach Company, a Delaware corporation (the "Company"), as previously amended (the "Schedule 13D"). All terms used herein, unless otherwise defined, shall have the same meaning as in the Schedule 13D. This Amendment supplements the aforementioned Schedule 13D and should be read in conjunction therewith.

Item 4.   Purpose of Transaction.

          On November 15, 1993, Lawter and the Company announced that they had entered into a Termination Agreement (the "Termination Agreement") providing for the Termination of the Merger Agreement. Pursuant to the Termination Agreement, the Agreement and Plan of Reorganization between Lawter and the stockholders of C&K (the "C&K Reorganization Agreement") and the Stockholders' Agreement were also terminated.

          In the Termination Agreement, each of Lawter, LHM, Daniel J. Terra and James D. Terra (the "Lawter Parties"), on the one hand, and Hach, C&K and certain stockholders of Hach and C&K (the "Hach Parties"), on the other hand, agreed to mutual releases of any claims arising out of the Merger Agreement, the Stockholders' Agreement and the C&K Reorganization Agreement, and agreed not to bring any suits based on such agreements. In addition, each of Lawter and Hach have agreed to indemnify and hold the Hach Parties and their representatives and the Lawter Parties and their representatives, respectively, harmless from any claims brought by any stockholder of Lawter or Hach, respectively, or by any party retained by or claiming to be retained by any Lawter Party or Hach Party, respectively.

          The foregoing description of certain terms of the Termination Agreement is qualified in its entirety by reference to the Termination Agreement, a copy of which is attached as Exhibit 1 to this Amendment and incorporated herein by reference.

          Lawter currently intends to continue to hold the Common Stock for investment purposes, but Lawter expects to review its alternatives with respect to its investment in the Company. These alternatives may include, among other things, Lawter from time to time acquiring additional shares in the open market or in privately negotiated transactions or, alternatively, the sale by Lawter of any of its shares of the Company in the open market or in privately negotiated transactions to one or more purchasers.

Item 5.   Interest in Securities of the Issuer.

          As described above in Item 4, the Stockholders' Agreement has been terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As described above in Item 4, the Stockholders' Agreement has been terminated.

                                                          Page
Item 7.   Material to be Filed as Exhibits.             Number*

               1.  Termination Agreement by and among
          Lawter International, Inc., Hach Company,
          LHM Corporation, Daniel J. Terra and James
          D. Terra, Kathryn C. Hach, Bruce J. Hach,
          C&K Enterprises, Ltd., the Kathryn C. Hach
          Marital Trust u/a dated 8/30/88, the Clifford
          C. Hach Generation Skipping Trust u/a dated
          8/30/88 and the Clifford C. Hach Family
          Trust u/a dated 8/30/88, and the stockholders of C&K Enterprises, Ltd.

               2.  Press Release dated November 15, 1993.

*Appears only in manually signed copy.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       LAWTER INTERNATIONAL, INC.


                                       By:/s/ Richard D. Nordman
                                          ----------------------
                                          Richard D. Nordman
                                          President

November 15, 1993

- --------------------------------------------------------------------------------
                              End Amendment No. 5
- --------------------------------------------------------------------------------

  [TYPE]     SC 13D/A
  [DESCRIPTION]     Amendment No. 4
- --------------------------------------------------------------------------------
                             Begin Amendment No. 4
- --------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                  HACH COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    40450410
                                 (CUSIP Number)

      Richard D. Nordman, 990 Skokie Boulevard, Northbrook, Illinois 60062
                                 (708) 498-4700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 1993
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40450410

1   NAME OF REPORTING PERSONS/S. S. OR I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS:  Lawter International, Inc./36-1370818
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         a  ( )     b  ( )
3   SEC USE ONLY
4   SOURCE OF FUNDS:  WC/00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e):
6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7   SOLE VOTING POWER:            2,525,779
8   SHARED VOTING POWER:          -0-
9   SOLE DISPOSITIVE POWER:       2,525,779
10  SHARED DISPOSITIVE POWER:     -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,525,779 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         ( )
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     27.8%
14  TYPE OF REPORTING PERSON:     CO

CUSIP NO. 40450410

                                   Introduction

         This Amendment to No. 4 relates to the Schedule 13D filed on January 4, 1985, by Lawter International, Inc. ("Lawter"), with respect to the shares of the Common Stock, $1.00 par value (the "Common Stock"), of Hach Company, a Delaware Corporation (the "Company"), as previously amended (the "Schedule 13D"). All terms used herein, unless otherwise defined, shall have the same meaning as in the Schedule 13D. This Amendment supplements the aforementioned Scheduled 13D and should be read in conjunction therewith.

Item 3.   Sources and Amount of Funds or Other Consideration.

          If the merger described in Item 4 below is consummated, Lawter will issue shares of common stock, $1.00 par value, of Lawter ("Lawter Stock") to holders of the Common Stock (other than Lawter) in the merger.

Item 4.   Purpose of Transaction.

          On August 3, 1993, Lawter, the Company and LHM Corporation, a wholly owned subsidiary of Lawter ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will be merged into the Company, with the Company becoming a wholly owned subsidiary of Lawter. Holders of shares of Common Stock (other than Lawter and C&K Enterprises, Inc. ("C&K")) will receive in the Merger 1.7 shares of Lawter Stock for each share of Common Stock held. C&K is a holding company which currently owns stock of the Company. In connection with the Merger, Lawter will acquire all of the stock of C&K in exchange solely for Lawter stock.

          The Merger Agreement contains representations and warranties by both Lawter and the Company which are customary in transactions such as the Merger. The Merger Agreement also provides that consummation of the Merger is subject to a number of conditions, including, among other things, (i) approval by the stockholders of Lawter and the Company, (ii) receipt of opinions of investment bankers stating that the Merger is fair to the stockholders of the Company and Lawter from a financial point of view, (iii) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), and (iv) approval for listing on the New York Stock Exchange of the Lawter Stock to be issued in the Merger.

          The foregoing description of certain terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 1 to this Amendment and incorporated herein by reference.

          If the Merger is consummated, the Company will become a wholly owned subsidiary of Lawter, the Common Stock will no longer be publicly traded, and the Company's registration under the Securities Exchange Act of 1934 will be terminated.

Item 5.   Interest in Securities of the Issuer.

          (b) Pursuant to the Stockholders' Agreement described below in Item 6, certain stockholders of the Company have agreed to vote the 3,816,410 shares of Common Stock owned by them (representing approximately 42% of the outstanding Common Stock) in favor of the Merger, and have granted proxies to Lawter to so vote such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          In connection with the Merger Agreement described in Item 4, a Stockholders' Agreement and Irrevocable Proxy dated as of August 3, 1993 (the "Stockholders' Agreement") was entered into among the Company, Lawter, Daniel J. Terra, the Chairman of the Board and Chief Executive Officer of Lawter, James D. Terra (together with Daniel Terra, the "Lawter Stockholders"), Kathryn C. Hach, the Chairman of the Board and Chief Executive Officer of the Company, Bruce J. Hach, C & K Enterprises, Ltd. and certain trusts of which Kathryn C. Hach is trustee (together with C & K Enterprises, Ltd. and Kathryn Hach, the "Hach Stockholders"). Pursuant to the Stockholders' Agreement, (i) the Hach Stockholders have agreed to vote the Common Stock held by them in favor of the Merger and have granted proxies to Lawter to so vote such shares, (ii) the Lawter Stockholders have agreed to vote the Lawter Stock held by them in favor of the Merger and have granted proxies to the Company to so vote such shares, and (iii) Lawter has agreed to vote the shares of Common Stock held by it in favor of the Merger, and has granted a proxy to Kathryn Hach to so vote such shares.

           The foregoing description of certain terms of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement, a copy of which is attached as Exhibit 2 to this Amendment and which is incorporated herein by reference.

           Lawter has engaged the investment banking firm of Wheat, First Securities, Inc. ("Wheat, First") to advise it with respect to the Merger. In connection with such engagement, Wheat, First will receive customary fees for its services.

                                                            Page
Item 7.    Material to be Filed as Exhibits                Number*

                1.   Agreement and Plan of Merger by
           and among Lawter International, Inc., Hach
           Company and LHM Corporation.

                2.   Stockholders' Agreement by and
           among Daniel J. Terra and James D. Terra,
           Kathryn C. Hach, Bruce J. Hach, C & K
           Enterprises, Ltd., the Kathryn C. Hach
           Marital Trust u/a dated 8/30/88, the Clifford
           C. Hach Generation Skipping Trust u/a dated
           8/30/88 and the Clifford C. Hach family Trust u/a dated 8/30/88, and Lawter International, Inc. and Hach Company.

                3.   Agreement and Plan of reorganization
           between Lawter International, Inc. and the stockholders of C & K Enterprises, Ltd.

                4.   Press Release dated August 4, 1993

*     Appears only in manually signed copy.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LAWTER INTERNATIONAL, INC.


                                       By:/s/ Richard D. Nordman
                                          ----------------------
                                          Richard D. Nordman
                                          President

August 4, 1993

- --------------------------------------------------------------------------------
                              End Amendment No. 4
- --------------------------------------------------------------------------------

  [TYPE]     SC 13D/A
  [DESCRIPTION]     Amendment No. 3
- --------------------------------------------------------------------------------
                             Begin Amendment No. 3
- --------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  HACH COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    40450410
                                 (CUSIP Number)

      Richard D. Nordman, 990 Skokie Boulevard, Northbrook, Illinois 60062
                                 (708) 498-4700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 1988
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This amendment relates to the Schedule 13D filed on January 4, 1985, as previously amended (the "Schedule 13D"). All terms used herein, unless otherwise defined, shall have the same meaning as in the Schedule 13D.

          Item 4 of the Schedule 13D is amended to add the following information:

Item 4.   Purpose of Transaction.

          On February 17, 1988, Lawter International, Inc. issued a press release attached hereto as an exhibit indicating its suspension of the process involving the possibility of a sale or merger of Lawter International, inc. (and thus also of the possible disposition of the shares of Common Stock of the Company owned by Lawter International, Inc.).

Item 7.   Exhibits

         (1)  Press Release of Lawter International, Inc. dated February 17,
1988.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        LAWTER INTERNATIONAL, INC.


                                        By:/s/William S. Russell
                                           ---------------------
                                           William S. Russell
                                           Vice President (Finance),
                                           Secretary and Treasurer

February 25, 1988

- --------------------------------------------------------------------------------
                              End Amendment No. 3
- --------------------------------------------------------------------------------

  [TYPE]     SC 13D/A
  [DESCRIPTION]     Amendment No. 2
- --------------------------------------------------------------------------------
                             Begin Amendment No. 2
- --------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  HACH COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    40450410
                                 (CUSIP Number)

         Richard D. Nordman, 990 Skokie Boulevard, Northbrook, Illinois
                                 (312) 498-4700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 26, 1987
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40450410

1   NAME OF REPORTING PERSONS/S. S. OR I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS:  LAWTER INTERNATIONAL, INC./36-1370818
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         a  ( )     b  ( )
3   SEC USE ONLY
4   SOURCE OF FUNDS:  WC/OO
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e):     ( )
6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7   SOLE VOTING POWER:            862,134
8   SHARED VOTING POWER:                0
9   SOLE DISPOSITIVE POWER:       862,134
10  SHARED DISPOSITIVE POWER:           0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 862,134 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         ( )
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     28.1%
14  TYPE OF REPORTING PERSON:     CO

     This amendment relates to the Schedule 13D filed on January 4, 1985, as previously amended (the "Schedule 13D"). All terms used herein, unless otherwise defined, shall have the same meaning as in the Schedule 13D.

     Items 3, 4 and 5 of the Schedule 13D are amended to add the following information:

Item 3.   Source and Amount of Funds or Other Consideration.

          [At the end of this item, add:] The shares of Common Stock reported herein as having been purchased since the most recent filing on Schedule 13D were acquired for cash utilizing internally generated funds of Lawter.

Item 4.   Purpose of Transaction.

          [At the end of the second paragraph, add:] Lawter has retained Morgan Stanley & Co. Incorporated to advise its Board of Directors with respect to alternatives to enhance shareholder value, including the possibility of a sale or merger of Lawter (and thus possibly also the disposition of the shares of Common Stock of the Company owned by Lawter).

Item 5.   Interest in Securities of the Issuer.

          [(a) and (b) are amended in their entirety to read as follows:]

          (a) Lawter owns 862,134 shares of the Common Stock of the Company representing 28.1% of the issued and outstanding Common Stock.

          (b) As to said aggregate of 862,134 shares of Common Stock, Lawter has sole power to vote and dispose.

          [At the end of (c), add:] Lawter purchased additional shares of the Common Stock of the Company since the most recently filing on Schedule 13D in the open market for cash, on the dates, in the amounts, and at the prices, set forth below:

Date                No. of Shares              Per Share Price

4/14/86                2,060                            $14.00
12/15/86               2,500                             14.75
12/30/86               5,150                             14.75


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        LAWTER INTERNATIONAL, INC.


                                        By:/s/William S. Russell
                                           ---------------------
                                           William S. Russell
                                           Vice President (Finance),
                                           Secretary and Treasurer

September 28, 1987

- --------------------------------------------------------------------------------
                              End Amendment No. 2
- --------------------------------------------------------------------------------

  [TYPE]     SC 13D/A
  [DESCRIPTION]     Amendment No. 1
- --------------------------------------------------------------------------------
                             Begin Amendment No. 1
- --------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  HACH COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    40450410
                                 (CUSIP Number)

         Richard D. Nordman, 990 Skokie Boulevard, Northbrook, IL 60062
                                 (708) 498-4700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 24, 1986
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40450410

1   NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSONS:  LAWTER INTERNATIONAL, INC./36-1370818
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         a  ( )     b  ( )
3   SEC USE ONLY
4   SOURCE OF FUNDS:  WC/00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e):     ( )
6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7   SOLE VOTING POWER:           852,424
8   SHARED VOTING POWER:               0
9   SOLE DISPOSITIVE POWER:      852,424
10  SHARED DISPOSITIVE POWER:          0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 852,424 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         ( )
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     27.6%
14  TYPE OF REPORTING PERSON:     CO

                                  Introduction

     This Amendment No. 1 to Schedule 13D filed on January 4, 1985, by Lawter International, Inc. ("Lawter"), relates to the shares of Common Stock, $1.00 par value (the "Common Stock"), of Hach Company, a Delaware Corporation (the "Company"). This Amendment supplements the aforementioned Schedule 13D and should be read in conjunction therewith.

Item 3.   Sources and Amount of Funds or Other Consideration

          The shares of Common Stock reported herein as having been purchased were acquired for cash utilizing internally generated funds of Lawter.

Item 4.   Purpose of Transaction

          Lawter has purchased the Common Stock in order to obtain an equity position in the Company for investment purposes. At this time, Lawter does not intend to seek a merger with or acquire the business of the Company. However, Lawter may from time to time acquire additional shares in the open market or in privately negotiated transactions. No determination has been made with respect to the amount of additional shares which Lawter may acquire. At the present time, Lawter does not intend to seek membership on the board of directors of the Company. It will consult with management, follow the Company's affairs, and otherwise pursue an interest in the Company's affairs in furtherance of its investment objectives.

          Although the foregoing represents the range of activities which Lawter presently anticipates pursuing, such plans may be changed at any time. Lawter may, alternatively, seek to sell any of its shares of the Company in the open market or in privately negotiated transactions to one or more purchasers.

Item 5.   Interest in Securities of the Issuer.

          (a) Lawter owns 852,424 shares of the Common Stock of the Company representing 27.6% of the issued and outstanding Common Stock.

          (b) As to said aggregate of 852,424 shares of Common Stock, Lawter has sole power to vote and dispose.

          (c) In the initial Schedule 13D filing Lawter reported acquisition of 393,327 shares. On or about January 25 1985, Lawter acquired an additional 6,420 shares at $22.00 per share, in a privately negotiated transaction. On December 12, 1985, the Company Common Stock was split two for one. On February 24, 1986, in privately negotiated transactions, Lawter purchased, at $15.00 per share, 27,882 shares of Common Stock from Daniel J. Terra, chairman and president of Lawter, and 25,048 shares of Common
          Stock from James D. Terra, his son, who is not a director, officer or employee of Lawter.

Item 7.   Material to be Filed as Exhibits.

          None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        LAWTER INTERNATIONAL, INC.


                                        By:/s/William S. Russell
                                           ---------------------
                                           William S. Russell
                                           Treasurer
February 25, 1986

- --------------------------------------------------------------------------------
                              End Amendment No. 1
- --------------------------------------------------------------------------------

  [TYPE]     SC 13D/A
  [DESCRIPTION]
- --------------------------------------------------------------------------------
                          Begin Original Schedule 13D
- --------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                                  HACH COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    40450410
                                 (CUSIP Number)

      Richard D. Nordman, 990 Skokie Boulevard, Northbrook, Illinois  60062
                                 (708) 498-4700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 1985
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40450410

1   NAME OF REPORTING PERSONS/S. S. OR I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS:  LAWTER INTERNATIONAL, INC./36-1370818
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         a  ( )     b  ( )
3   SEC USE ONLY
4   SOURCE OF FUNDS:  WC/CO
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e):     ( )
6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7   SOLE VOTING POWER:            393,327
8   SHARED VOTING POWER:          0
9   SOLE DISPOSITIVE POWER:       393,327
10  SHARED DISPOSITIVE POWER:     0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  393,327
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ( ) 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.6%
14  TYPE OF REPORTING PERSON:     CO

Item 1.   Security and Issuer.

          This Statement relates to the Common Stock, $1.00 par value, of Hach Company; 57th Street and Lindberg Parkway; Loveland, Colorado 80537.

Item 2.   Identity and Background.

          There is set forth hereafter information with respect to the person filing this statement:

          (a)  Name:  Lawter International, Inc.

          (b)  State of Incorporation:  Delaware

          (c) Principal Business: Manufacture and distribution of specialty chemicals

          (d)  Address of Principal Office:
               990 Skokie Boulevard
               Northbrook, Illinois  60062

          (e) The undersigned reporting person has never been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Lawter International used internal funds of $7,642,000 to acquire the shares described in Item 6 hereof.

Item 4.   Purpose of Transaction.

          Lawter has purchased the Hach shares in order to obtain an equity position in the Company for investment purposes. At this time, Lawter does not intend to seek a merger with or acquire the business of Hach Company. However, Lawter may from time to time acquire additional shares in the open market or in privately negotiated transactions. No determination has been made with respect to the amount of additional shares which Lawter may acquire. At the present time, Lawter does not intend to seek membership on the board of directors of the Company. It will consult with management, follow the Company's affairs, and otherwise pursue an interest in the Company's affairs in furtherance of its investment objectives.

          Although the foregoing may represent the range of activities which Lawter presently anticipates pursuing, such plans may be changed at any time. Lawter may, alternatively, seek to sell any of its shares of the Company in the open market or in privately negotiated transactions to one or more purchasers.

Item 5.   Interest in Securities of the Issuer.

          Lawter owns 393,327 shares of the Common Stock of Hach Company which represents 25.6% of the total class of Common Stock outstanding. Lawter has sole power to vote and dispose of these shares. Lawter purchased these shares, in cash, on January 2, 1985 from the following persons:

          1. 287,987 shares at $18.50 per share from Daniel J. Terra and the Estate of Adeline R. Terra, Deceased, Daniel J. Terra, Executor.

          2.  105,340 shares at $21.97 per share from Alpha Capital Company.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          In connection with the purchase of 287,987 shares from Daniel J. Terra described in Item 5 hereof Lawter received a "put" option from Mr. Terra. This option enables Lawter to sell the 287,987 shares of Hach to Mr. Terra at any time from January 2, 1985 through June 30, 1986 at a price of $17.50 per share. The option may be exercised by Lawter in whole at any time prior to July 1, 1986 by giving thirty (30) days prior written notice to Mr. Terra specifying a date and a place for the closing of such purchase. Mr. Terra is providing collateral in an Escrow Account as security to ensure that the option transaction, if exercised, can be consummated.

Item 7.   Material to be Filed as Exhibits.

          There is filed herewith as an exhibit to this Schedule 13D a copy of the Agreement dated January 2, 1985 as, describing the "Put" Option, described in response to Item 6 hereof.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        LAWTER INTERNATIONAL, INC.


                                        By:/s/Richard D. Nordman
                                           ---------------------
                                           Richard D. Nordman
                                           Executive Vice President
January 4, 1985